December 23, 2024

James Mitarotonda
Chairman, CEO and President
Barington Companies Equity Partners, L.P.
888 Seventh Avenue
6th Floor
New York, New York 10019

       Re: Barington Companies Equity Partners, L.P.
           Matthews International Corporation
           Preliminary Proxy Statement on Schedule 14A filed December 19, 2024, by
           Barington Companies Equity Partners, L.P., et al.
           File No. 000-09115
Dear James Mitarotonda:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed December 19, 2024, by
Barington
Companies Equity Partners, L.P., et al.
Reasons for the Solicitation, page 9

1.     We note your statement that you are "calling on the Company to declassify the
       Board." Please clarify in your proxy statement and future soliciting materials that declassification of the Board will not be voted upon at the Annual
Meeting.
2. You state on page 10 that you "estimate that more than half (approximately 53%) of
       these investments have gone to the Company   s lower margin, declining
SGK Brand
       Solutions segment and only 23% to its highest margin, highest return Memorialization segment," citing generally to the Company's SEC filings. Unless these figures are directly stated in the Company's SEC filings, please specify how you reached these estimates, including an explanation of any assumptions made.
 December 23, 2024
Page 2

Proposal 1 - Election of Directors, page 14

3. Refer to the following assertion on page 16: "Mr. Mitarotonda disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise accordingly. Voting and Proxy Procedures, page 22

4. We note the reference to "our transfer agent" at the top of page 23. Please revise to refer to "the Company's" transfer agent.
Votes Required for Approval, page 24

5. We note the following disclosure on page 24: "According to the Company s proxy statement, each of the directors to be elected at the Annual Meeting will be elected based on the plurality of the votes cast." As the Company has not yet filed its proxy statement, please ensure that this statement and all other statements of a similar nature are updated to reflect the disclosure that the Company actually makes. Solicitation of Proxies, page 26

6.     Please fill in the blanks in this section.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or David Plattner at
202-551-8094.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions